SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1996

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401(K) Retirement Savings Plan
                  for Salaried Employees of CONSTAR International, Inc.

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                    Pages


Signatures.......................................................      3

Report of Independent Accountants................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA....   7 to 15

Exhibit 23 - Consent of Independent Accountants..................      16

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                               Crown Cork & Seal Company, Inc.
                                               401 (K) Retirement Savings Plan
                                               for Salaried Employees of
                                               CONSTAR International, Inc



                                           By: /s/ James T. Malec
                                              James T. Malec
                                              Member, Benefit Plan Committee

Date: June 25, 1997

Crown Cork & Seal
Company, Inc.
401(k) Retirement
Savings Plan for Salaried
Employees of CONSTAR
International, Inc.
Financial Statements
and Supplemental Information
December 31, 1996 and 1995

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Financial Statements and Supplemental Information
December 31, 1996 and 1995
--------------------------------------------------------------------------------


                                   Index

                                                                     Page

Report of Independent Accountants                                      1

Statement of Net Assets Available
 for Plan Benefits, with Fund Information                            2 - 3

Statement of Changes in Net Assets Available
 for Plan Benefits, with Fund Information                            4 - 5

Notes to Financial Statements                                        6 - 8

Schedule I   - Schedule of Assets Held
               for Investment Purposes                                 9

Schedule II  - Schedule of Reportable Transactions                    10




Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants

June 18, 1997

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Salaried Employees of CONSTAR International, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1996
--------------------------------------------------------------------------------


                                         Stock       Fixed       Diversified    Government  TRASOP      Loan
                                         Fund        Fund          Fund           Fund       Fund       Fund             Total


Investments, at fair value:
   Crown Cork & Seal Common Stock       $3,422,526*                                                                     $ 3,422,526
   SunTrust Bank
    Retirement Reserve Fund                236,724                                                                          236,724
   New England Mutual
    Life Insurance
     Group Annuity Policy #3597                     $9,692,281*                                                           9,692,281
   Windsor Fund                                                  $2,043,620*                                              2,043,620
   AIM Equity Funds, Inc.
     - Weingarten Fund                                            1,876,030*                                              1,876,030
   Investment Company of America -
     Mutual Fund                                                  2,134,686*                                              2,134,686
   Vanguard Fixed Income
    Securities Fund                                                             $586,183                                    586,183
   STI Classic Prime Quality
     Money Market Funds                                                                     $123,207                        123,207
   Loans to participants                                                                                 $996,200           996,200
                                       ----------   ----------   ----------     --------    --------     --------       -----------
         Total investments              3,659,250    9,692,281    6,054,336      586,183     123,207      996,200        21,111,457

Cash and cash equivalents                               96,303       73,283        3,353                                    172,939
Accrued income receivable                     600       41,172      422,482            9         514                        464,777
Employee contribution receivable           12,229       29,125       29,591        2,710                                     73,655
Employer contribution receivable            4,656       11,449       10,561          952                                     27,618
Loan principal repayment receivable                      4,019                                             (4,019)
Loan interest receivable                                 7,029                                                                7,029
Administrative expenses receivable          2,132          900        2,619          702                                      6,353
                                       ----------   ----------   ----------     --------    --------     --------       -----------
Net assets available for benefits      $3,678,867   $9,882,278   $6,592,872     $593,909    $123,721     $992,181       $21,863,828
                                       ==========   ==========   ==========     ========    ========     ========       ===========


* Represents more than 5% of the fair value of net assets available for benefits at December 31, 1996.


The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information December 31, 1995
--------------------------------------------------------------------------------


                                         Stock        Fixed       Diversified    Government     TRASOP      Loan
                                         Fund         Fund          Fund           Fund          Fund       Fund            Total


Investments, at fair value:
   Crown Cork & Seal Common Stock     $3,360,124*                                                                       $3,360,124
   SunTrust Bank
    Retirement Reserve Fund                  412                                                                               412
   New England Mutual
    Life Insurance
     Group Annuity Policy #3597                    $12,042,273*                                                         12,042,273
   Windsor Fund                                                  $1,562,905*                                             1,562,905
   AIM Equity Funds, Inc.
    - Weingarten Fund                                             1,561,322*                                             1,561,322
   Investment Company of America -
     Mutual Fund                                                  1,650,356*                                             1,650,356
   Vanguard Fixed Income
      Securities Fund                                                             $911,992                                 911,992
   STI Classic Prime Quality
     Money Market Funds                                                                         $119,852                   119,852
   Loans to employees                                                                                     $1,044,386     1,044,386
                                      ----------   -----------    ----------      --------      --------  ----------   -----------
         Total investments             3,360,536    12,042,273     4,774,583       911,992       119,852   1,044,386    22,253,622

Cash and cash equivalents                 79,001           124       340,824                                               419,949
Accrued income receivable                    147           316            61            31           540                     1,095
Employee contribution receivable           9,306        22,543        10,906         2,369                                  45,124
Employer contribution receivable           3,408         8,851         3,575           800                                  16,634
                                      ----------   -----------   -----------      --------      --------  ----------   -----------
Net assets available for benefits     $3,452,398   $12,074,107   $ 5,129,949      $915,192      $120,392  $1,044,386   $22,736,424
                                      ==========   ===========   ===========      ========      ========  ==========   ===========

* Represents more than 5% of the fair value of Plan assets at December 31, 1995.


The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------


                                       Stock       Fixed       Diversified   Government    TRASOP          Loan
                                       Fund         Fund          Fund         Fund         Fund           Fund              Total
Additions:
   Investment income:
     Dividends                     $  78,353                  $  96,641     $ 48,763                                     $  223,757
     Interest                          1,873    $  546,052        2,337        8,468    $  5,943       $   94,749           659,422

   Net realized gain (loss)
     on sales of investments         238,174                    598,604       (8,069)                                       828,709
   Unrealized appreciation
     (depreciation) in fair
       value of investments          715,076                    452,781       (5,336)                                     1,162,521
                                 -----------   -----------   ----------     --------    --------     ------------       -----------
   Income from
     investment activities         1,033,476       546,052    1,150,363       43,826       5,943           94,749         2,874,409
   Contributions:
     Employee                        234,486       521,624      443,617       75,505                                      1,275,232
     Employer                         78,446       189,111      132,937       20,159                                        420,653
   Loan principal repayment                        546,575                                               (546,575)
   Loan interest                                    94,749                                                (94,749)
   Loans issued                                   (611,303)                                               611,303

Deductions:
   Participant withdrawals          (990,224)   (3,199,216)    (710,049)    (423,419)       (153)        (116,933)       (5,439,994)
   Interfund transfers in/out       (129,280)     (279,421)     446,055      (37,354)
   Administrative expenses              (435)                                             (2,461)                            (2,896)
                                 -----------   -----------   ----------     --------    --------      -----------       ------------
   Net increase (decrease)
    in net assets available
     for benefits                    226,469    (2,191,829)   1,462,923     (321,283)      3,329          (52,205)         (872,596)
   Net assets
      at beginning of year         3,452,398    12,074,107    5,129,949      915,192     120,392        1,044,386        22,736,424
                                  ----------   -----------   ----------     --------    --------       ----------       -----------
   Net assets at end of year      $3,678,867   $ 9,882,278   $6,592,872     $593,909    $123,721       $  992,181       $21,863,828
                                  ==========   ===========   ==========     ========    ========       ==========       ===========



The  accompanying  notes  are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Statement of Changes in net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1995
--------------------------------------------------------------------------------


                                        Stock        Fixed     Diversified     Government     TRASOP        Loan
                                        Fund         Fund        Fund            Fund         Fund          Fund            Total
Additions:
Investment income:
   Dividends                                                   $ 121,180     $ 42,903                                  $   164,083
   Interest                         $  14,006    $  649,812        6,016        3,318      $  6,364       $  79,681        759,197

Gain (loss) on sales
 of investments                        46,603         9,786      438,931       (2,766)                                     492,554
Unrealized appreciation
 (depreciation) of
   investments                        272,711       (12,562)     595,264       43,706                                      899,119
                                    ---------     ----------   ----------    --------       --------       ---------   -----------
Income from
  investment activities               333,320       647,036    1,161,391       87,161         6,364          79,681      2,314,953
Contributions:
   Employee                           244,215       698,023      311,525       59,471                                    1,313,234
   Employer                            97,670       289,514      109,766       21,280                                      518,230

Loan principal repayment                            493,275                                                (493,275)
Loan interest                                        79,681                                                 (79,681)
Loans issued                                       (575,501)                                                575,501

Deductions:
Participant withdrawals              (388,827)   (1,987,945)    (704,821)    (63,983)       (2,314)        (135,307)    (3,283,197)
Net transfers (to)
 from other funds                     504,892    (1,136,372)     540,616      90,864
Administrative expenses                  (270)                       (31)                   (3,369)                         (3,670)
Transfer of plan assets                                                                    119,711                         119,711
                                   ---------     ----------    ----------   --------      --------       ----------     ----------

Net Increase (decrease)
 in net assets available for
   plan benefits                      791,000    (1,492,289)   1,418,446     194,793       120,392          (53,081)       979,261
Net assets at beginning of year     2,661,398    13,566,396    3,711,503     720,399             0        1,097,467     21,757,163
                                   ----------   -----------   ----------    --------      --------       ----------    -----------
Net assets at end of year          $3,452,398   $12,074,107   $5,129,949    $915,192      $120,392       $1,044,386    $22,736,424
                                   ==========   ===========   ==========    ========      ========       ==========    ===========





The  accompanying  notes  are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

          Basis of Accounting. The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          The investment in the New England Mutual Life Insurance Group Annuity contract is fully benefit responsive and valued at contract value which approximates fair value. Interest rates were 5.1% and 5.05% at December 31, 1996 and 1995, respectively. Average yields were 4.98% and 5.06% in 1996 and 1995, respectively. The contract contains an annual interest rate reset provision and guarantees a minimum rate equal to at least the prior year rate.


          Interest is accrued when earned. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

          All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the Employer.

2.   Plan Description

          The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc., formerly the CONSTAR International Salaried Employees' Savings Incentive Plan (the "Plan") is a defined contribution plan. The purpose of the Plan is to encourage voluntary savings and to assist employees in meeting their retirement income objectives. All salaried employees of CONSTAR International (the "Employer") with at least one year of service, as defined, are eligible to participate in the Plan. All of the outstanding common stock of CONSTAR International, Inc. was acquired by Crown Cork & Seal Company, Inc. during 1992.

          The Plan is administered by the Crown Cork & Seal Co., Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed SunTrust Bank (the "Trustee") to serve as the trustee of the Plan.

          Participants may make a basic contribution of 2% to 6% of their compensation through payroll deductions. Participants may also make a supplemental contribution of 1% to 11% and an added value contribution of 1% to 10% of their compensation in addition to the full 6% basic contribution, subject to certain limitations. The aggregate of these contributions may not exceed 17% of the participant's compensation, subject to certain limitations.

         The Employer makes a matching contribution equal to one-half of the first 6% of aggregate employee basic and added value contributions. Participants are immediately fully vested in allocations of Employer contributions.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------



          The participant's account can only be withdrawn upon retirement, death, disability, separation of employment, attainment of age 59 1/2 or through a loan approved by the Committee. However, the Plan allows for financial hardship withdrawals, subject to certain limitations. Payment of any income tax liabilities generated by withdrawals from the Plan are the responsibility of the employee.

          The Plan allows for loans to participants in excess of $500 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document). Loans can only be issued from the Fixed Income Fund in accordance with the terms set forth in the Plan agreement. Interest rates on these loans ranged from 7.0% to 10.0% through 1996 and 1995.

3.   Tax Status of the Plan

          The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and the Employee Retirement Income Security Act of 1974 (ERISA). The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA. The Company has received a favorable determination letter, dated February 22, 1996, for the Plan from the Internal Revenue Service (IRS) and accordingly, the Trust is not subject to federal or local income taxes.

4.   Investment Programs

          A participant's contribution to the Plan may be invested in any one of the following funds, or may be divided among any of the available funds in 5% increments. The investment election may be changed by participants at the beginning of a Plan quarter.

          The Stock Fund invests primarily in shares of Crown Cork & Seal Company, Inc. common stock.

          The Fixed Income Fund is presently investing in guaranteed investment contracts with New England Mutual Life Insurance Company.

          The Diversified Fund includes shares of the AIM Equity Funds, Inc. Weingarten Fund, shares of the Investment Company of America Mutual Fund as well as shares of the Vanguard Windsor Fund. All three funds are equity funds.

          The Government Fund holds shares in the Vanguard Fixed Income Securities Fund, which is comprised of government bonds with one to four year maturities.

          Contributions to and cash dividends or other earnings from any fund may be temporarily invested at money market rates prior to the purchase of investment securities. The investments held by the funds may be changed from time to time as determined by the Plan Committee as is consistent with the respective fund's objectives.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1996 and 1995
--------------------------------------------------------------------------------



          In September 1995, the CONSTAR International Inc. Stock Ownership Plan ("TRASOP") merged with and into the Plan. Assets of the TRASOP are held separately in the STI Classic Prime Quality Money Market Fund.

5.   Benefits Payable

          Amounts allocated to persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 1996 were as follows:

         Stock Fund                          $217,517

          These amounts are recorded as benefits  payable on the Plan's Form
     5500.

6    Related Party Transactions

          Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest which are exempt from prohibited transaction rules.

7.   Subseqent Events

          In 1997, Vanguard Fiduciary Trust Company ("Vanguard") was named as the new trustee for the Plan. Effective January 1, 1997, new contributions are being made to Vanguard. The existing trust assets are scheduled to be transferred from Sun Trust Bank to Vanguard in September, 1997. The new funds consist of the Vanguard Index Trust Fund, Vanguard International Growth Portfolio Fund, Vanguard Explorer Fund, Vanguard Balanced Index Fund and the Vanguard Bond Index Fund.

                                                                    Schedule I
Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996
--------------------------------------------------------------------------------



                                Description      Number                 Current
     Indentity of Issue        of Investment   of Shares    Cost         Value

Crown Cork & Seal Company,
 Inc. Common Stock              Common stock    62,943  $2,488,663   $3,422,526

New England Mutual
 Life Insurance Group
   Annuity Policy
    #3597 - 5.10%, 1/1/97       Guaranteed
                                Investment
                                Contract     9,692,281   9,692,281   9,692,281

Vanguard Windsor Fund           Registered
                                Investment
                                Company        123,184   1,711,461   2,043,620

AIM Equity Funds, Inc.
 Weingarten Fund                Registered
                                Investment
                                Company        101,352   1,766,149   1,876,030

Investment Company of America   Registered
                                Investment
                                Company         88,101   1,736,008   2,134,686

Vanguard Fixed Income
   Securities Fund              Registered
                                Investment
                                Company         57,967     594,008     586,183

SunTrust Bank Retirement
 Reserve Fund*                  Money
                                Market Fund    236,724     236,724     236,724

STI Classic Prime Quality
 Money Market Funds*             Money
                                 Market Fund   123,207     123,207     123,207

Participant Loan Fund
 (at 7.0% - 10.0%
   interest rates,
    maturities ranging
     from 1997 to 2006)                                    996,200     996,200
                                                       -----------  -----------
Total Investments
  at December 31, 1996                                 $19,344,701 $21,111,457
                                                       ===========  ===========

*  Party-in-interest

                                                                   Schedule II
Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of
CONSTAR International, Inc.
Item 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------


                                     Aggregate    Aggregate              Net
    Identity of        Description   Cost of      Proceeds    Cost       Gain
   Party Involved      of Assets     Purchases   from Sales  of Asset   on Sale

Crown Cork & Seal     Common Stock $  331,567   $  800,212 $  636,041  $164,171

SunTrust Bank
 Retirement
 Reserve Fund         Registered
                      Investment
                      Company       1,034,215      797,903    797,903

New England
 Mutual Life
  Group Annuity
   Policy #3597       Guaranteed
                      Investment
                      Contract        882,823    3,344,106  3,344,106

AIM Equity
 Funds, Inc.
  Weingarten Fund     Registered
                      Investment
                      Company         852,223      431,954    395,096    36,858

STI Classic
 Prime Quality
  Money Market Funds  Registered
                      Investment
                      Company       6,322,369    6,529,492  6,529,492


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.